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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________
                                 Amendment No. 3
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and

                                 Amendment No. 3
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                    ________

                            FIRST COMMONWEALTH, INC.
                            (Name of Subject Company)

                                    ________

                 THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA
                             FLOSS ACQUISITION CORP.

                                    (Bidders)
                                    ________
                     Common Stock, par value $.001 per share
           (Including the Associated Preferred Stock Purchase Rights)

                         (Title of Class of Securities)

                                    ________

                                    319983102
                      (CUSIP Number of Class of Securities)

                                    ________

                                 Herschel Reich
                              Debra R. Smith, Esq.
                 The Guardian Life Insurance Company of America
                              201 Park Avenue South
                            New York, New York 10003
                                 (212) 598-8000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    ________

                                    Copy to:
                            Timothy B. Goodell, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

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


     This Amendment No. 3 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on May 25, 1999 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer (the "Offer") by Floss Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Guardian Life Insurance Company of America, a New York corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), including the associated preferred stock purchase rights, of First Commonwealth, Inc., a Delaware corporation (the "Company"), at a price of $25.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

Item 10.  Additional Information.

     Items 10(b) and (c) of the Schedule 14D-1/13D are hereby amended and supplemented as follows:

     Reference is made to the text of the press release issued by Parent on July 13, 1999, the full text of which is set forth in Exhibit (a)(10) and is incorporated herein by reference.

     Item 10(f) is hereby amended and supplemented as follows:

     On July 13, 1999, Parent issued a press release announcing, among other things, the extension of the period during which the Offer will remain open. The full text of the press release is set forth in Exhibit (a)(10) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     Item 11 of the Schedule 14D-1/13D is hereby amended and supplemented to add the following:

           Exhibit Number                             Description

           Exhibit (a)(10)                 Press release issued on July 13, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 13, 1999             THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA


                                   By: /s/ Herschel Reich
                                      ---------------------------------
                                      Name:    Herschel Reich
                                      Title:   Vice President, Group Health Care


Dated:  July 13, 1999             FLOSS ACQUISITION CORP.


                                  By:  /s/ Herschel Reich
                                      ---------------------------------
                                      Name:    Herschel Reich
                                      Title:   Vice President, Dental Plans